UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment No. ________)*


                          COYOTE NETWORK SYSTEMS, INC.
              ----------------------------------------------------
                                (Name of Issuer)


                    Common Stock (par value $1.00 per share)
              ----------------------------------------------------
                         (Title of Class of Securities)


                                   22406 P108
              ----------------------------------------------------
                                 (CUSIP Number)

                         Robert Loonin, Managing Member
                           First Venture Leasing, LLC
                                777 Summer Street
                           Stamford, Connecticut 06901
                           Telephone No.: 203-357-7999
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 14, 2000
              ----------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 1 of 6  Pages

CUSIP No. 22406 P108                   13D                   Page 2 of 6  Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     First Venture Leasing, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A. (Delaware)
________________________________________________________________________________
               7    SOLE VOTING POWER
                                                  881,600 (See Item 5)
 NUMBER OF     _________________________________________________________________
  SHARES       8    SHARED VOTING POWER
BENEFICIALLY                                      0
  OWNED BY     _________________________________________________________________
   EACH        9    SOLE DISPOSITIVE POWER
 REPORTING                                        881,600 (See Item 5)
  PERSON       _________________________________________________________________
   WITH        10   SHARED DISPOSITIVE POWER
                                                  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     881,600 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.06%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions)

     CO (Limited Liability Company)
________________________________________________________________________________

CUSIP No. 22406 P108                   13D                   Page 3 of 6  Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

The title of the class of equity securities registered under Section 12 of the Securities Exchange Act of 1934 to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock") of Coyote Network Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4360 Park Terrace Drive, Westlake Village, California 91361.

________________________________________________________________________________
Item 2.  Identity and Background.

(a) Name: The name of the person filing this statement (the "Reporting Person") is First Venture Leasing, LLC ("FVL"), a limited liability corporation organized under the laws of the state of Delaware.

(b) Residence or business address: The Reporting Person's principal business address is 777 Summer Street, Stamford, Connecticut 06901.

(c) The Reporting Person is engaged in the equipment leasing business, including, without limitation, providing financing for lease transactions, acquiring equipment from and leasing equipment to third parties.

(d) The Reporting Person has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has or currently subjects the Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. The Reporting Person is a corporation organized in the United States of America.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person used its own working capital and other corporate funds in connection with the purchase of certain accounts receivable of the Issuer and the provision of a financing facility to the Issuer in exchange for which it received warrants to purchase common stock, as more fully described in Item 5 below.

CUSIP No. 22406 P108                   13D                   Page 4 of 6  Pages
________________________________________________________________________________
Item 4.  Purpose of Transaction.

The warrants to acquire the Issuer's Common Stock were acquired as consideration for the Reporting Person's purchasing $11.3 million of accounts receivable of the Issuer and providing a lease financing facility of $50 million. Except as provided herein, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) The equity securities to which this statement relates consists of 881,600 warrants to purchase the Issuer's Common Stock (the "Warrants") that are were issued to First Venture Leasing, LLC ("FVL") as consideration for FVL, among other things, purchasing $11.3 million of the Issuer's accounts receivable and committing to provide the Issuer with a $50 million lease financing facility pursuant to a Master Remarketing Agreement dated as of

CUSIP No. 22406 P108                   13D                   Page 5 of 6  Pages

     March 31, 2000 among Coyote Technologies, LLC and FVL and the Financial Services Agreement dated as of March 31, 2000 among Coyote Technologies, LLC, the Issuer and FVL. The Warrants consist of: 620,000 warrants exercisable from the date of issue through April 14, 2003 at an exercise price of $5.00 per share; and (ii) 261,600 warrants exercisable from the date of issue through April 14, 2003 at an exercise price of $7.35 per share. The Warrants once exercised represent 5.06% of the total issued and outstanding Common Stock of the Issuer, based upon a total issued and outstanding share number of 17,418,001 shares of Common Stock as of the close of business on May 1, 2000, as reported in the Company's latest proxy filing dated as of May 18, 2000.

(b) FVL has the sole power to exercise the Warrants and to vote and dispose of the 881,600 shares of Common Stock underlying the Warrants (the "Underlying Common Stock"). FVL does not share the power to vote and dispose of the Underlying Common Stock or exercise the Warrants with any other person or party.

(c) During the sixty days prior to this report, FVL has not effected any transactions in the securities of the Issuer except as provided herein. An affiliate of FVL, KRJ LLC transferred 1,166,666 shares of Common Stock of the Issuer on April 14, 2000.

(d) No other party other than FVL has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Warrants or the Underlying Common Stock.

(e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 5 (a) above. In addition, FVL agreed to transfer 500,000 of the Warrants to Omega Capital Partners, L.P. and its affiliates ("Omega") in exchange for Omega's investment in FVL. There is no written agreement between FVL and Omega. Other than the Master Remarketing Agreement dated as of March 31, 2000 and the Financial Services Agreement dated as of March 31, 2000, with respect to the issuance of the Warrants as consideration for FVL's services thereunder, there are no contracts, arrangements, understandings or relationships among FVL and any other persons with respect to securities of the Issuer.


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

None.

CUSIP No. 22406 P108                   13D                   Page 6 of 6  Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     May 25, 2000
                                        ----------------------------------------
                                                         (Date)


                                                  /s/ Robert Loonin
                                        ----------------------------------------
                                                       (Signature)

                                        Name:   Robert Loonin
                                        Title:  Managing Member,
                                                First Venture Leasing, LLC



Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).